Actuarial Opinion

This opinion is furnished in connection with the Registration Statement on Form N-6 (“Registration Statement”) of First Investors Life Level Premium Variable Life Insurance Separate Account B (“Separate Account B”) of First Investors Life Insurance Company (“FIL”) covering an indefinite number of units of interest in the Separate Account under the ISP Choice Policy, a level premium variable life insurance policy (“Policy”).  Net premiums received under the Policy may be allocated to the Separate Account as described in the Prospectus included in the Registration Statement.

I am familiar with the Policy provisions and with the Policy description contained in the Prospectus.

In my opinion:

1.

The illustrations of cash surrender values, cash values, death benefits, and/or any other values illustrated are consistent with the provisions of the Policy and FIL’s administrative procedures;

2.

The rate structure of the Policy has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected, so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for any other prospective purchaser with different assumptions; and

3.

The illustrations are based on a commonly used rating classification and premium amounts and ages appropriate for the markets in which the Policy is sold.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

____/s/ John Shey___________

John Shey, F.S.A, M.A.A.A

Assistant Vice President

First Investors Life Insurance Company

February 21, 2008